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Yang Wang Yang.Wang@dechert.com +852 3518 4732 Direct +852 3518 4783 Fax

November 15, 2023

Re:	Nocturne Acquisition Corporation
Form 10-K for the fiscal year ended December 31, 2022 Filed May 26, 2023
Form 10-Q for the quarterly period ended March 31, 2023 Filed June 23, 2023
Form 10-Q for the quarterly period ended June 30, 2023 Filed August 21, 2023
File No. 001-40259

Ladies and Gentlemen:

This letter is being submitted on behalf of Nocturne Acquisition Corporation (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2022 filed on May 26, 2023 (the “Form 10-K”) and with respect to the Company’s Form 10-Q for the quarterly periods ended March 31 and June 30, 2023 filed on June 23 and August 21, 2023, respectively (each a “Form 10-Q”), as set forth in your letter dated October 31, 2023 (the “Comment Letter”).

The text of the Comment Letters has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Form 10-K or applicable Form 10-Q, unless otherwise specified.

The responses provided herein are based upon information provided to Dechert LLP by the Company.

Form 10-Q/A for the quarterly period ended June 30

Exhibits 31.1 and 31.2, page 2

1.	We note your response to our comments and the amended Form 10-K for the year ended December 31, 2022 and amended Forms 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023. We continue to note that your certifications do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please amend your Form 10-K for the year ended December 31, 2022 to revise the certifications to include language in paragraph 3. In addition, please amend your Forms 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023 to revise the certifications to include language in paragraph 3 and internal control over financial reporting language within the introductory sentence of paragraph 4. Refer to Regulation S-K C&DI 246.13.

RESPONSE: We respectfully advise the Staff that the Company has filed a further amendment to the Annual Report on Form 10-K for the year ended December 31, 2022, that includes certifications that conform exactly to the language set forth within Item 601(b)(31)(i) of Regulation S-K. We further respectfully advise the Staff that the Company has filed further amendments to the Quarterly Report on Forms 10-Q for the quarterly period ended March 31 and June 30, 2023, that includes certifications that conform exactly to the language set forth within Item 601(b)(31)(i) of Regulation S-K.

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November 15, 2023 Page 2

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Yang Wang at 852-3518-4732 or Yang.Wang@dechert.com

Sincerely,

/s/ Yang Wang
Dechert LLP

cc:

Jeffrey Lewis

Kristi Marrone

Securities and Exchange Commission

Thomas Ao

Henry Monzon

Nocturne Acquisition Corporation